                                                FILED PURSUANT TO RULE 424(b)(3)
                                                      REGISTRATION NO. 333-89484

PROSPECTUS

                                 [AVIALL LOGO]

                                  AVIALL, INC.

                        1,750,000 SHARES OF COMMON STOCK

                             ---------------------

     This prospectus relates to the offer and sale from time to time of up to 1,750,000 shares of our common stock by the selling stockholders identified in this prospectus under the heading "Selling Stockholders." This prospectus covers offers and sales of the shares of common stock by the selling stockholders, but it does not cover the issuance of the shares of common stock by us to the selling stockholders.

     We will not receive any proceeds from sales of the shares of common stock by the selling stockholders. All of the net proceeds from sales of the shares of common stock will be retained by the selling stockholders. Except for underwriting discounts and selling commissions which may be paid by the selling stockholders, we have agreed to pay all expenses incurred in connection with the registration of the shares of common stock covered by this prospectus.

     The selling stockholders may sell the shares of common stock from time to time at market prices prevailing at the time of sale, prices related to prevailing market prices or privately negotiated prices. The selling stockholders may sell the shares of common stock to or through underwriters, brokers or dealers or directly to purchasers. Underwriters, brokers or dealers may receive discounts, commissions or concessions from the selling stockholders, purchasers in connection with sales of the shares of common stock, or both. Additional information relating to the distribution of the shares of common stock by the selling stockholders can be found in this prospectus under the heading "Plan of Distribution."

     Our common stock is traded on the New York Stock Exchange under the symbol "AVL." On August 15, 2002, the last reported sales price of our common stock on the New York Stock Exchange was $11.15 per share.

     INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                             ---------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

                 The date of this prospectus is August 16, 2002

     WE HAVE NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS CONCERNING THE OFFERING OF THE SHARES OF COMMON STOCK COVERED BY THIS PROSPECTUS EXCEPT THOSE WHICH ARE CONTAINED IN OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS. IF ANYONE GIVES YOU ANY OTHER INFORMATION OR MAKES ANY REPRESENTATION CONCERNING THE OFFERING OF THE SHARES OF COMMON STOCK COVERED BY THIS PROSPECTUS, YOU SHOULD NOT RELY ON IT AS HAVING BEEN AUTHORIZED BY US. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK COVERED BY THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES OF COMMON STOCK COVERED BY THIS PROSPECTUS UNDER ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Summary.....................................................    1
Risk Factors................................................    5
Use of Proceeds.............................................   14
Selected Financial Data.....................................   15
Selling Stockholders........................................   17
Incorporation of Certain Information by Reference...........   20
Where You Can Find Additional Information...................   20
Plan of Distribution........................................   21
Legal Matters...............................................   22
Experts.....................................................   22
Cautionary Language Regarding Forward-Looking Statements....   22

                             ---------------------

     We have a number of registered trademarks, including "Aviall" and "ILS." In this prospectus, the words "Aviall," "Company," "we," "our," "ours," and "us" refer to Aviall, Inc. and its subsidiaries unless otherwise stated or unless the context otherwise requires.

                                    SUMMARY

     This summary highlights some of the information contained in, and incorporated by reference into, this prospectus. You should carefully read this prospectus and any documents incorporated by reference into this prospectus before deciding whether to invest in our common stock.

ABOUT OUR BUSINESS

     We are a major provider of aftermarket parts sales, supply-chain management services and related value-added services for the aviation industry. Our Aviall Services business is the largest independent global provider of new aviation parts and related supply-chain management services for the aviation industry. Our Inventory Locator Service business operates leading electronic marketplaces for buying and selling parts, equipment and services for the aviation and marine industries and the U.S. government procurement market.

     Aviall Services sells a broad range of new aviation parts, components and supplies from approximately 180 original equipment manufacturers to nearly 17,000 commercial, military and general aviation customers, including over 250 airlines. Aviall Services also provides value-added services to our customers and suppliers, such as repair and assembly services, supply-chain management services and information gathering and delivery services.

     Inventory Locator Service, or ILS, maintains global aviation and marine-related information and electronic marketplaces with approximately 10,000 users in more than 78 countries. ILS's marketplaces contain more than 50 million line items representing over five billion parts for sale. ILS also maintains databases of over 100 million cross-referenced U.S. government records, allowing users to research manufacturers of specific parts, locate alternate parts, find additional uses and markets for parts and review U.S. government procurement histories. ILS has been the leader in aviation-related electronic marketplaces for more than two decades.

     We were incorporated in 1993 as a Delaware corporation. Aviall Services was incorporated in 1993 as a Delaware corporation. ILS was originally incorporated in 1979 as a Tennessee corporation and in March 2001 was reorganized as a Delaware limited liability company. Our principal offices are located at 2750 Regent Boulevard, DFW Airport, Texas 75261, and our telephone number is (972) 586-1000.

RECENT DEVELOPMENTS

     Rolls-Royce Agreement and Related Financing. On December 17, 2001, we entered into an exclusive, ten-year worldwide agreement with Rolls-Royce Corporation to become its exclusive service provider for Rolls-Royce Model T56 engine parts. To finance our obligations under this agreement and to refinance our then-existing $160.0 million revolving credit facility and term loan, we consummated the following transactions on December 21, 2001:

     - We sold 45,000 shares of our Series B Senior Convertible Participating Preferred Stock, or Series B Preferred Stock, for $45.0 million to certain affiliates of The Carlyle Group. The Series B Preferred Stock was automatically converted into 45,110 shares of our Series D Senior Convertible Participating Preferred Stock, or Series D Redeemable Preferred Stock, upon stockholder approval of the terms and issuance of the Series D Redeemable Preferred Stock at a special meeting of our stockholders held on March 15, 2002.

     - Aviall Services sold $80.0 million of senior unsecured notes due 2007 to the selling stockholders, and we issued warrants to purchase 1,750,000 shares of our common stock covered by this prospectus (subject to adjustment for antidilution events) to the selling stockholders upon stockholder approval of the terms and issuance of the warrants at a special meeting of our stockholders held on March 15, 2002.

     - We entered into a new $200.0 million senior secured credit facility and repaid our previous $160.0 million senior secured revolving credit facility and term loan.

     Our senior unsecured notes and senior secured credit facility contain various restrictive financial covenants, including several that are based on earnings before interest, taxes, depreciation, amortization, extraordinary gains or losses, and one-time items, or Adjusted EBITDA. Our most restrictive Adjusted EBITDA covenant requires us to generate Adjusted EBITDA of at least $25.0 million during the first six months of 2002 and $40.0 million during the first nine months of 2002. On December 31, 2002, our Adjusted EBITDA covenants will be replaced with maximum leverage ratio covenants that will measure the ratio of our outstanding debt to our Adjusted EBITDA for the trailing four quarters. Our most restrictive maximum leverage ratio covenant will initially be set at 4.75 to 1 on December 31, 2002, and it will periodically decline until it reaches
3.00 to 1 for December 31, 2004 and all periods thereafter.

     On December 31, 2002, we must also comply with minimum interest coverage covenants that will measure the ratio of our Adjusted EBITDA for the trailing four quarters to our interest expense during the trailing four quarters. Our most restrictive minimum interest coverage covenant will initially be set at
2.50 to 1 on December 31, 2002, and it will periodically increase until it reaches 3.50 to 1 for December 31, 2004 and all periods thereafter. In addition, we must maintain a tangible net worth at or above certain levels, including a minimum tangible net worth of $149.6 million on June 30, 2002. We must also limit our capital expenditures to $7.3 million during 2002, $12.4 million during 2003, and $12.1 million during each of 2004, 2005 and 2006. As of June 30, 2002, we had complied in all material respects with the financial covenants contained in our senior unsecured notes and senior secured credit facility.

     Revised Earnings Guidance. On June 14, 2002, based on our operating results through May 31, 2002 and the outlook for the remainder of 2002, we raised our earnings estimate for 2002 to the range of $0.82 to $0.85 per share on a pro forma, diluted basis. This estimate excludes the impact of a $20.5 million one-time, noncash deemed dividend and approximately $4.0 million of noncash preferred stock dividends to be paid in 2002. The $20.5 million deemed dividend was recorded in March 2002 when our stockholders approved the conversion of our shares of Series B Preferred Stock into shares of Series D Redeemable Preferred Stock and reflects the difference between the $5.80 per share conversion price of the Series D Redeemable Preferred Stock negotiated in December 2001 and the closing price of our common stock on the New York Stock Exchange on the date of the stockholder approval, multiplied by the number of shares of common stock into which the Series D Redeemable Preferred Stock could have been converted on March 15, 2002. The noncash preferred stock dividends are excluded from the estimate because the estimate is calculated as if the Series D Redeemable Preferred Stock was fully converted into shares of common stock on January 1, 2002 and as if the warrants were fully exercised for shares of common stock on January 1, 2002. As a result, this estimate is calculated using approximately 28.7 million shares of common stock.

     This increase in our 2002 earnings estimate is due mainly to greater-than-expected revenues from our new Rolls-Royce Model T56 engine parts agreement and from expectations for continued strong Rolls-Royce Model T56 engine parts sales throughout the remainder of 2002. In addition, increased sales from better-than-expected performance in the general aviation segment largely offsets weakness in the airline segment.

     Our estimate of pro forma, diluted earnings per share for 2002 has not been calculated in accordance with generally accepted accounting principles and is higher than our estimate of basic earnings per share for 2002, which has been calculated in accordance with generally accepted accounting principles. We believe that our estimate of pro forma, diluted earnings per share for 2002 provides investors with a measure that we believe may be of value in evaluating our operating performance and the dilution to our earnings per share if the Series D Redeemable Preferred Stock is fully converted and the warrants are fully exercised.

     We estimate our basic earnings per share for 2002 to be in the range of a loss of $0.02 per share to a loss of $0.06 per share. This estimate includes the impact of the $20.5 million one-time, noncash deemed dividend and the approximately $4.0 million of noncash preferred stock dividends. In addition, the calculation of basic earnings per share uses 18.6 million shares of common stock outstanding. Because we expect our diluted earnings per share will not be dilutive, or lower than our basic earnings per share in

2002, we expect to report diluted earnings per share for 2002 equal to our basic earnings per share for 2002 in accordance with generally accepted accounting principles.

     Honeywell PT6/PW100/JT15D Fuel Controls Agreement. Aviall Services was recently awarded ten-year non-exclusive worldwide aftermarket parts fulfillment rights for Honeywell fuel controls used on PT6, PW100 and JT15D turbine engines. Under this agreement, we will be responsible for aftermarket component sales, marketing and customer order administration, service and support, as well as full-service product warehousing and distribution of Honeywell fuel controls used on PT6, PW100 and JT15D turbine engines.

     Second Quarter 2002 Earnings Release. On July 18, 2002, we reported that our net earnings for the second quarter of 2002 were $7.8 million, which represented an increase of approximately 118.0% over our net earnings of $3.6 million for the second quarter of 2001. In addition, we also reported that our basic earnings per share for the second quarter of 2002 and our diluted earnings per share for the second quarter of 2002 were each $0.26 per share. Our diluted earnings per share for the second quarter of 2002 were not dilutive, or lower than our basic earnings per share for the second quarter of 2002. Accordingly, we reported diluted earnings per share for the second quarter of 2002 that were equal to basic earnings per share for the second quarter of 2002 in accordance with generally accepted accounting principles.

     In addition, we also reported that our net sales for the second quarter of 2002 were $193.1 million, which represented an increase of approximately 43.8% over our net sales of $134.3 million for the second quarter of 2001. Our net sales for the second quarter of 2002 did not include approximately $36 million of sales, at our contractual prices, of Rolls-Royce Model T56 engine parts made directly by Rolls-Royce to the U.S. military as part of our Rolls-Royce Model T56 engine parts transition program. However, we did receive our full margin for Rolls-Royce's direct sales of these parts. During June 2002, we successfully transitioned all Rolls-Royce Model T56 engine parts for sale to our end customers.

     We also reported that our gross profit for the second quarter of 2002 was $43.6 million, which represented an increase of approximately 41.4% over our gross profit of $30.8 million for the second quarter of 2001. Our gross profit percentage as a percentage of net sales decreased to 22.6% for the second quarter of 2002 reflecting incorporation of the lower-margin Rolls-Royce Model T56 engine parts sales. On a pro forma basis, if we had included in our net sales the approximately $36 million of sales, at our contractual prices, of Rolls-Royce Model T56 engine parts made directly by Rolls-Royce to the U.S. military, our gross profit percentage as a percentage of net sales would have decreased to approximately 19.0% for the second quarter of 2002.

     We reported that our selling and administrative expenses for the second quarter of 2002 were $25.5 million, which represented 5.7% of the second quarter year-over-year net sales increase and just 3.6% of the pro forma second quarter net sales increase when including the approximately $36 million of sales, at our contractual prices, of Rolls-Royce Model T56 engine parts made directly by Rolls-Royce to the U.S. military. Our selling and administrative expenses as a percentage of our net sales decreased to 13.2% for the second quarter of 2002. On a pro forma basis, if we had included in our net sales the approximately $36 million of sales, at our contractual prices, of Rolls-Royce Model T56 engine parts made directly by Rolls-Royce to the U.S. military, our selling and administrative expenses as a percentage of our net sales would have decreased to approximately 11.1% for the second quarter of 2002.

THE OFFERING

     This prospectus relates to the offer and sale of up to 1,750,000 shares of our common stock by the selling stockholders upon the exercise of warrants held by them. The warrants entitle the selling stockholders to acquire up to 1,750,000 shares of our common stock (subject to adjustment for antidilution events) at a purchase price of $0.01 per share and expire on March 15, 2012. We issued the warrants to the selling stockholders to obtain a lower interest rate on Aviall Services' senior unsecured notes. In connection with our advisors, we determined that the combination of a lower interest rate on the senior unsecured notes and the issuance of the warrants was the most favorable financing structure available to us at the time.

     We are registering the 1,750,000 shares of common stock that the selling stockholders may acquire upon exercise of the warrants pursuant to a registration rights agreement originally entered into with the selling stockholders in March 2002. Registration of the shares of common stock does not mean that all or any portion of these shares will be offered or sold by the selling stockholders pursuant to this prospectus. Except for underwriting discounts and selling commissions that may be paid by the selling stockholders, we have agreed to pay all of the expenses incurred in connection with the registration of the shares of common stock.

                                  RISK FACTORS

     Investing in our common stock involves a high degree of risk. You should carefully consider the following risks in addition to the other information set forth in this prospectus and incorporated by reference into this prospectus before you decide whether to invest in our common stock. If any of the following risks actually occur, the trading price of our common stock could decline and you may lose all or part of your investment.

RISKS RELATED TO US

  BECAUSE OUR BUSINESS DEPENDS HEAVILY UPON THE AVIATION INDUSTRY, WE ARE SUSCEPTIBLE TO NEGATIVE TRENDS AND ADVERSE ECONOMIC CONDITIONS IN THE AVIATION INDUSTRY.

     Virtually all of Aviall Services' net sales and operating income are derived from the sale of parts, components, supplies and services to customers in the aviation industry. As a result, Aviall Services' business is directly affected by trends and economic factors that affect flight activity in the aviation industry, including fuel prices, economic cycles, inflation, labor instability and regulatory oversight, as well as other factors that affect flying activity by the U.S. military and its allies.

     Reduced flight activity generally results in reduced demand for parts, components, supplies and services by customers in the aviation industry. Because a high proportion of Aviall Services' operating costs are relatively fixed, reduced sales have a negative impact on its earnings, as lower gross profits cannot be offset by lower expenses. Further, because we purchase parts, components and supplies from our suppliers in advance of orders from our customers based upon our estimates of future demand, the effect of reduced demand can have an even greater impact on our earnings. If expected sales do not materialize, our inventory levels could increase, resulting in increased financing requirements and interest expense and reducing the credit available under our senior secured credit facility.

     As a result of the global economic downturn and the terrorists attacks and their aftermath, many commercial airlines and air freight carriers have reduced their flight operations, taken aircraft out of service, retired older aircraft and deferred nonessential aircraft maintenance and overhaul services. At the same time, however, the U.S. military and certain foreign militaries have significantly increased their flight activities, especially in connection with the increase in military operations around the world after the terrorist attacks.

     The adverse economic conditions in the commercial aviation industry and the terrorist attacks and their related aftermath have had a significant impact on our business. Due to decreases in the flight activity of commercial airlines and air freight carriers and the number of older commercial aircraft being retired, we have experienced a reduction in demand for our parts, components and supplies used on commercial aircraft. Although we believe that, over time, the flight activity of commercial airlines and air freight carriers will generally increase, more favorable economic conditions in the commercial aviation industry may not develop.

     Although adverse economic conditions and the terrorists attacks and their related aftermath have negatively impacted the commercial aviation industry, the U.S. military and certain foreign militaries have increased their flight activities. In December 2001, we entered into an agreement with Rolls-Royce to provide Rolls-Royce Model T56 engine parts for certain military aircraft. Because of this agreement, we have experienced increased sales of parts and components for military aircraft, although at lower margins. However, the U.S. military and certain foreign militaries may not sustain their current levels of flight activity and the demand for parts and components for military aircraft utilizing the Model T56 engine may not continue to increase. As a result, we may be unable to realize the benefits that we expect to receive from our Model T56 engine parts agreement with Rolls-Royce. Under the terms of the agreement, we are required to purchase approximately $325.0 million of Rolls-Royce Model T56 engine parts from Rolls-Royce in 2002. If demand for Rolls-Royce Model T56 engine parts decreases substantially, our inventory levels of Rolls-Royce Model T56 engine parts could grow too large, increasing our financing requirements and interest expense and reducing the credit available under our senior secured credit facility. Any reduction in the demand for our military parts could have a material adverse effect on our business, financial condition, results of operation or the market price of our common stock.

     In addition, the demand for our parts, components and supplies could decrease if one or more of our customers were to eliminate or retire one or more of their aircraft fleet types. Further, the demand for our parts, components and supplies could decrease if intense competition in the aviation industry or other factors causes one or more of our customers to go out of business. Any decreases in demand for our parts, components and supplies could have a material adverse effect on our business, financial condition, results of operation or the market price of our common stock.

  IF WE ARE UNABLE TO GENERATE POSITIVE CASH FLOWS OR OBTAIN ADDITIONAL FINANCING, WE MAY BE UNABLE TO SERVICE OUR SUBSTANTIAL INDEBTEDNESS OR REDEEM OUR SERIES D REDEEMABLE PREFERRED STOCK.

     In 2001, we entered into a $200.0 million senior secured credit facility due December 2006, sold $80.0 million of senior unsecured notes due December 2007 and sold 45,000 shares of our Series B Preferred Stock for $45.0 million. As of June 30, 2002, we had approximately $105.0 million outstanding on our senior secured credit facility bearing interest at floating rates, which averaged approximately 5.0%, and had issued letters of credit for approximately $0.3 million. The amount of money we can borrow under our senior secured credit facility is based upon a borrowing base calculated using our eligible accounts receivable and inventory. As of June 30, 2002, we had $60.2 million available for additional borrowings under our senior secured credit facility and our borrowing base was $165.5 million. As of June 30, 2002, we had $80.4 million of senior unsecured notes outstanding bearing interest at a fixed rate of 14.0%, of which 13.0% is paid in cash and 1.0% is paid by issuing additional senior unsecured notes. As of June 30, 2002, the maturities of our indebtedness for 12 month periods ending after June 30, 2002 were as follows ($ in thousands):

TWELVE MONTH PERIODS ENDING JUNE 30,
------------------------------------
2003........................................................   $108,533
2004........................................................      2,908
2005........................................................      1,867
2006........................................................        723
2007........................................................        284
Thereafter..................................................     82,772
                                                               --------
                                                               $197,087
                                                               ========

     We are required to make scheduled principal and interest payments on our indebtedness, pay cash dividends on our Series D Redeemable Preferred Stock after December 31, 2005 (if funds are legally available therefor), and redeem outstanding shares of our Series D Redeemable Preferred Stock, including any accrued and unpaid dividends thereon, on June 21, 2008. During the twelve months ending June 30, 2003, we expect to make scheduled cash principal and interest payments on our senior unsecured notes of approximately $10.5 million and scheduled interest payments on our senior secured credit facility of approximately $5.3 million, assuming the amount of borrowings, the borrowing base and interest rates related to such financings remain unchanged from June 30, 2002.

     Our ability to make scheduled principal and interest payments on our indebtedness, pay cash dividends on our Series D Redeemable Preferred Stock and redeem shares of our Series D Redeemable Preferred Stock depends primarily upon the future operating performance of our business. To an extent, the future operating performance of our business will be subject to economic, financial, competitive and other factors that are beyond our control. Accordingly, our future cash flows may not be sufficient to satisfy our payment obligations under our indebtedness or our Series D Redeemable Preferred Stock.

     In 2001, we had negative cash flow from operating activities of approximately $93.4 million, and in the first quarter of 2002, we had negative cash flow from operating activities of approximately $4.0 million. If we are unable to generate sufficient cash flows to satisfy our payment obligations under our indebtedness or our Series D Redeemable Preferred Stock, we may be required to seek additional capital or undertake alternative financing plans to satisfy these payment obligations. Accordingly, we may be required to restructure our indebtedness and our Series D Redeemable Preferred Stock, refinance all or a portion of our indebtedness, incur new indebtedness or sell additional shares of preferred stock, sell all or a portion of our assets, or reduce or delay our capital expenditures. Any of these actions could result in unanticipated costs, disrupt the implementation of our business plan or otherwise hinder our growth. Moreover, we may be unable to take any of these actions on satisfactory terms, in a timely manner or to the extent necessary to enable us to satisfy our payment obligations on our indebtedness or our Series D Redeemable Preferred Stock. If any of these events were to occur, they could have a material adverse effect on our business, financial condition, results of operation or the market price of our common stock.

  IF WE ARE UNABLE TO SATISFY OUR PAYMENT OBLIGATIONS UNDER OUR INDEBTEDNESS OR OUR SERIES D REDEEMABLE PREFERRED STOCK WHEN REQUIRED, WE MAY BE FORCED INTO BANKRUPTCY OR WE MAY BE FORCED TO LIQUIDATE OR SELL ALL OR A SUBSTANTIAL PORTION OF OUR ASSETS.

     If we are unable to make scheduled principal and interest payments on our indebtedness when required or we fail to generate sufficient earnings to satisfy our financial covenants, we would be in default under that indebtedness. As a result, the holders of the affected indebtedness could declare all outstanding principal and interest due and payable, which, in turn, could cause the acceleration of the maturity of all, or substantially all, of our other indebtedness. In such event, we may not have sufficient funds available, or we may be unable to obtain sufficient capital from other sources on satisfactory terms, to repay any accelerated indebtedness.

     A substantial portion of our indebtedness (primarily our senior secured credit facility) bears interest at a floating rate. As of June 30, 2002, we had outstanding approximately $106.0 million in borrowings bearing interest at floating rates, which averaged approximately 5.0%. In the event that market interest rates increase, our interest expense on these floating rate borrowings would increase as well. For example, a 1.0% increase in our average interest rate on these floating rate borrowings would in turn increase our interest expense by approximately $1.1 million per year.

     Additionally, substantially all of our assets are subject to liens securing our payment obligations under our senior secured credit facility. If any outstanding amounts under our senior secured credit facility were accelerated, the lenders under our senior secured credit facility could terminate their commitments and foreclose on their liens. Accordingly, if our indebtedness is accelerated and we are unable to meet our payment obligations under our indebtedness, we could be forced into bankruptcy or we may be forced to liquidate or sell all or a substantial portion of our assets to satisfy these payment obligations.

     Additionally, we may be unable to generate sufficient cash flows or obtain additional capital on satisfactory terms to redeem our Series D Redeemable Preferred Stock when required. If we are unable to redeem our Series D Redeemable Preferred Stock when required, we could be forced into bankruptcy or we may be forced to liquidate or sell all or a substantial portion of our assets to redeem our Series D Redeemable Preferred Stock.

  THE TERMS OF OUR INDEBTEDNESS AND OUR SERIES D REDEEMABLE PREFERRED STOCK COULD RESTRICT THE EXPANSION OF OUR BUSINESS.

     Without the prior consent of the holders of our indebtedness and our Series D Redeemable Preferred Stock, we are prohibited from, among other things, incurring certain types of additional debt, making specified payments and capital expenditures, consolidating, merging with or acquiring another business, or selling certain of our assets. In addition, the terms of our indebtedness also require us to achieve and maintain certain specified financial ratios. These restrictions may limit our ability to engage in activities which could expand our business, including obtaining future financing, making needed capital expenditures, or taking advantage of business opportunities such as strategic acquisitions and dispositions.

  IF OUR PRINCIPAL SUPPLIERS TERMINATE OR LIMIT THEIR RELATIONSHIPS WITH US, OUR NET SALES COULD DECLINE SUBSTANTIALLY AND OUR BUSINESS COULD OTHERWISE BE ADVERSELY AFFECTED.

     Since November 1, 1999, we have entered into four new agreements with Honeywell and two new agreements with Rolls-Royce to sell lines of their parts. During 2001, sales of parts from Honeywell accounted for approximately 4.0% of Aviall Services' net sales, and sales of parts from Rolls-Royce accounted for approximately 28.0% of Aviall Services' net sales. We estimate the percentage of Aviall Services' net sales represented by sales of parts supplied by Rolls-Royce will increase to over 50.0% of Aviall Services' net sales in 2002. This estimate includes the sale of parts by Rolls-Royce directly to the U.S. military during the transition phase of the agreement. In the event that Honeywell or Rolls-Royce discontinue the products we sell, terminate our agreements with them or are unable to perform under our agreements with them, our business, financial condition, results of operations or the market value of our common stock would likely be materially adversely affected.

     CONTRACTS REPRESENTING A LARGE PERCENTAGE OF OUR NET SALES CONTAIN PROVISIONS THAT ALLOW THE OTHER PARTY TO TERMINATE FOR CONVENIENCE OR UPON OTHER EVENTS.

     While our agreements with Honeywell and Rolls-Royce are ten-year agreements, each of these agreements contains a termination for convenience provision that allows Honeywell and Rolls-Royce to terminate the agreement after a specified date after giving us prior written notice. The notice requirement for the termination for convenience provisions are as follows:

                                                             EARLIEST DATE FOR NOTICE
                                                                OF TERMINATION FOR        NOTICE
SUPPLIER                          PARTS                            CONVENIENCE          REQUIREMENT
--------                          -----                      ------------------------   -----------
Rolls-Royce     Rolls-Royce Model T56 engine parts               January 1, 2007         120 days
Rolls-Royce     Rolls-Royce Model 250 engine parts               January 1, 2003         120 days
Honeywell       Hydromechanical controls for Rolls-Royce         January 1, 2002          60 days
                Model 250 and Honeywell LT101 series
                engines
Honeywell       Honeywell engine systems accessories and           April 1, 2006          60 days
                environmental control systems
Honeywell       Hydromechanical controls for Rolls-Royce           June 30, 2004          60 days
                Model T56 engines

     Honeywell and Rolls-Royce may also terminate these agreements if we materially breach these agreements, if we become bankrupt or insolvent or commence bankruptcy proceedings, or if we fail to make payments under these agreements. Furthermore, Rolls-Royce may terminate our agreements to provide Roll-Royce Model T56 engine parts and Rolls-Royce Model 250 engine parts upon 120-days prior written notice:

     - upon a change of control of Rolls-Royce;

     - if we are acquired by a competitor of Rolls-Royce; or

     - if we are acquired by a person that is not a competitor of Rolls-Royce and the acquisition causes our credit rating, as determined by Standard & Poor's or Moody's, to fall one notch below our credit rating prior to the acquisition.

     Accordingly, our agreements with Honeywell or Rolls-Royce could be terminated for convenience or for other reasons. Because these agreements represent a substantial percentage of our current and expected net sales, the termination of one or more of these agreements or product lines would likely have a material adverse effect on our business, financial condition, results of operations, or the market value of our common stock.

  WE MAY FACE DIFFICULTY IN INTEGRATING OUR AGREEMENT WITH ROLLS-ROYCE TO PROVIDE ROLLS-ROYCE MODEL T56 ENGINE PARTS INTO OUR BUSINESS MODEL AND MANAGING ANY CONSEQUENTIAL GROWTH.

     We believe our agreement with Rolls-Royce to provide Rolls-Royce Model T56 engine parts will cause our business to grow rapidly. We forecast that this agreement will result in additional net sales by Aviall Services in 2002 of at least $250.0 million. Currently, revenues from this agreement are exceeding our forecast. This estimate includes the sale of parts by Rolls-Royce directly to the U.S. military during the implementation of this agreement. In 2001, Aviall Services had net sales of $479.7 million. The integration of this agreement, and our duties under it, into our current business structure may place significant burdens on our management and operations. Accordingly, our future operating results will depend on the ability of our officers and other key employees to effectively implement this agreement. During June 2002, we successfully transitioned all Rolls-Royce Model T56 engine parts for sale to our end customers. If we are unable to successfully manage this expansion, this agreement could be terminated or we could otherwise experience a material adverse effect on our business, financial condition, results of operation or the market value of our common stock.

  OUR AGREEMENTS WITH HONEYWELL AND ROLLS-ROYCE FOR DISTRIBUTION OF ROLLS-ROYCE MODEL T56 ENGINE PARTS WILL SUBSTANTIALLY INCREASE OUR SALES TO THE U.S. GOVERNMENT AND ITS CONTRACTORS. WE HAVE LIMITED EXPERIENCE IN CONDUCTING BUSINESS WITH THE U.S. GOVERNMENT OR COMPLYING WITH THE REGULATIONS ASSOCIATED WITH ITS PROCUREMENT PROCESS.

     In 2001, Aviall Services' ten largest customers represented, in the aggregate, approximately 15.0% of its net sales, and its single largest customer accounted for approximately 3.0% of its net sales. In 2002, we anticipate that Rolls-Royce will be our largest customer for Rolls-Royce Model T56 engine parts representing approximately 28.0% of Aviall Services' estimated 2002 net sales. Our resale of Model T56 engine parts to Rolls-Royce is primarily related to Rolls-Royce's role as prime contractor for sales of Rolls-Royce Model T56 engine parts to the U.S. government. We expect that sales to government and military customers or their contractors will account for more than 45.0% of our estimated net sales in the last six months of 2002.

     We have limited experience in conducting business with the U.S. government and complying with the regulations associated with its procurement process. Our inexperience in dealing with the U.S. government and its agents may result in, among other things, delays, additional costs or a reduction in or cancellation of orders for parts under our agreements. If any of these events were to occur, our business, financial condition, results of operation or the market price of our common stock would likely be materially adversely affected.

  COMPETITION IN OUR INDUSTRY IS INTENSE. IF WE DO NOT COMPETE EFFECTIVELY, WE COULD LOSE MARKET SHARE AND OUR BUSINESS COULD OTHERWISE BE NEGATIVELY AFFECTED.

     Sales of aviation parts, components and supplies. The market for aviation parts, components and supplies is extremely competitive, and we face competition from a number of sources. In addition, the aviation parts aftermarket is large, and highly fragmented, with no single proprietary or independent provider holding a dominant position. Aviall Services competes with independent distributors, redistribution suppliers and aerospace original equipment manufacturers who, in the aggregate, offer most of the same product lines to the same customers. Many of our existing and potential competitors have greater resources than us. Certain of our agreements with our suppliers are non-exclusive, some of which are significant to our business. Other than those circumstances in which we have exclusive agreements with our suppliers, although our suppliers have determined to use outside distributors for their products, they could sell their products directly to our customers. Additionally, from time to time, we also face competition from individual airlines liquidating or reducing their inventories, and in the future, we may face pricing pressures from airline consortiums pooling their resources to purchase parts, components and supplies at discounted prices. These competitive pressures could have a material adverse effect on our business, financial condition, results of operations or the market value of our common stock.

     Global aviation and marine-related electronic marketplaces. Numerous companies compete with ILS in the operation of global aviation and marine-related electronic marketplaces. Our competitors in this area include airlines, manufacturers, distributors, independent companies, and their alliances, and we expect the competition in this area to increase in the future. Competitive pressures in these marketplaces could have a material adverse affect on our business, financial condition, results of operations or the market value of our common stock.

  IF WE ARE UNABLE TO RETAIN OUR EXECUTIVE OFFICERS AND KEY EMPLOYEES, WE MAY BE UNABLE TO SUCCESSFULLY EXECUTE OUR BUSINESS STRATEGY AND OUR BUSINESS COULD OTHERWISE BE ADVERSELY AFFECTED.

     Our continued success is dependent to a significant degree upon the services of our executive officers and key employees and upon our ability to attract and retain qualified personnel who are experienced in the various phases of our business. If we lose the services of one or more of our executive officers or key employees, our business, financial condition, results of operations or the market value of our common stock could be materially adversely affected. We do not maintain key man life insurance for any of our executive officers or key employees.

  WE MAY FAIL TO INTRODUCE NEW SERVICES IN RESPONSE TO TECHNOLOGICAL ADVANCES AND EVOLVING INDUSTRY STANDARDS.

     The electronic marketplace business which ILS operates is characterized by evolving industry standards and changing customer requirements. The introduction of new hardware or software or the emergence of new industry trends or standards could render our existing services obsolete and cause us to incur significant hardware, software, development or labor costs. Our failure to introduce new services and enhancements to our existing services in response to changing market conditions or customer or technology requirements could have a material adverse effect on our business, financial condition, results of operations or the market value of our common stock.

  A SIGNIFICANT FAILURE OF OUR COMPUTER SYSTEMS OR NETWORKS COULD INCREASE OUR OPERATING COSTS SIGNIFICANTLY, CAUSE US TO LOSE CUSTOMERS AND OTHERWISE ADVERSELY AFFECT OUR BUSINESS.

     We depend upon our computer systems and networks to deliver our products and services, respond to the needs of our customers, sell and manage our inventory, perform accounting and administrative functions, provide product and other informational services and create ILS's electronic marketplaces. The success of our businesses depend upon our ability to provide superior reliability, capacity and security for both our Internet-based and dial-up systems. We are continually upgrading our computer networks and software. Our computer systems and networks, and the networks upon which we depend, are subject to factors that may cause interruptions in service or reduce capacity for our customers, including, but not limited to, physical damage, problems upgrading or integrating new hardware or software, power loss, capacity limitations, software defects and breaches of security due to computer viruses, break-ins or otherwise. Significant interruptions in service, capacity limitations or security breaches could have a material adverse effect on our business, financial condition, results of operations or the market value of our common stock.

  IF WE FAIL TO ACCURATELY FORECAST OUR INVENTORY REQUIREMENTS, WE MAY INCUR SIGNIFICANT COSTS OR LOSE CUSTOMERS AND OUR BUSINESS COULD OTHERWISE BE ADVERSELY AFFECTED.

     We use complex rolling forecasts based upon our anticipated product orders to determine what we purchase from our suppliers. Lead times for our product orders vary significantly and depend on factors such as specific supplier requirements, contract terms and the then-current market demand for particular products. If we underestimate our product requirements, we may have insufficient inventory to meet demand, which could result in shipping delays, lost sales and dissatisfied customers. Alternatively, if we overestimate our product requirements, we may accumulate excess inventory, which could result in increased carrying costs and inventory write offs.

     In December 2001, we wrote off $5.0 million of parts used on older commercial aircraft. Because many of these aircraft were temporarily grounded or permanently retired in the aftermath of the September 11th terrorist attacks, we experienced reduced demand for replacement parts and components used on these aircraft. As a result, we wrote off this excess inventory because of the likelihood that we would not be able to sell it in the future. In addition, we may be required to write off inventory when we stop selling a supplier's parts or components or when a supplier chooses to compete against us. For example, in December 1999, we wrote off $1.6 million of inventory from a product line that was discontinued. Any of these occurrences could have a material adverse effect on our business, financial condition, results of operations or the market value of our common stock.

  WE ARE SUBJECT TO RISKS ASSOCIATED WITH OUR INTERNATIONAL OPERATIONS, AND WE MAY FAIL TO IMPLEMENT STRATEGIES THAT ADEQUATELY PROTECT US AGAINST THESE RISKS.

     We sell our products to customers located in many countries around the world. Because we sell our products and services outside of the United States, we are exposed to risks associated with selling and operating in foreign countries. These risks include:

     - fluctuations in currency exchange rates;

     - political instability;

     - limitations on the conversion of foreign currencies into U.S. dollars;
       and

     - economic volatility.

     During 2001, we derived approximately 31.9% of our total net sales from selling our products and services to customers located outside of the United States. The percentage of our total net sales derived from selling our products and services outside of the United States could increase in the future.

     Although we may enter into certain transactions to hedge the risk of foreign currency exchange rate fluctuations or take other steps to protect against these risks, we may be unable to fully protect ourselves against these risks. Any of these risks could have a material adverse effect on our business, financial condition, results of operations or the market value of our common stock.

  IF OUR INVENTORY DOES NOT MEET SPECIFICATIONS ESTABLISHED BY CERTAIN GOVERNMENTAL AGENCIES, WE COULD INCUR SIGNIFICANT COSTS AND OUR OPERATING PERFORMANCE COULD OTHERWISE BE NEGATIVELY AFFECTED.

     Our inventory consists primarily of new aviation parts, components and supplies that we purchase from our suppliers. Before any part, component or supply item may be used on an aircraft, it must meet certain standards of condition established by the FAA, the U.S. Department of Defense or the equivalent regulatory agencies in other countries, such as the Canadian Transport Authority in Canada, the Joint Aviation Authority in the European Union and the Civil Aviation Authority in Australia, New Zealand, Singapore and the United Kingdom. Although regulatory requirements in other countries generally coincide with applicable U.S. requirements, specific regulations may vary from country to country. In some instances, parts, supplies and components that we purchase must also be traceable to sources deemed acceptable by the appropriate regulatory agency.

     Parts and components that we own or acquire may not meet applicable standards, and are subject to changing standards, which could require us to modify or eliminate parts and components contained in our inventory. Aircraft parts manufacturers may also develop new parts and components to be used in lieu of parts and components already contained in our inventory. In all such cases, to the extent that we have such parts and components in our inventory, their value may be reduced.

  IF OUR FAA REPAIR AUTHORITY IS REVOKED OR LIMITED, WE COULD INCUR SIGNIFICANT COSTS AND OUR GROWTH COULD BE HINDERED.

     In 2001, Aviall Services' product overhaul, repair and final assembly facilities, which are regulated by the FAA, represented approximately 12.0% of our net sales, including the parts used in these activities.

The FAA prescribes standards and licensing requirements for aircraft components and effectively regulates component repair stations worldwide. Comparable agencies also regulate these matters in each of the foreign countries in which Aviall Services conducts operations. If Aviall Services does not have required FAA authority for its overhaul, repair and final assembly facilities, or loses the authority once it has been granted, the operation of that facility may be prohibited until it is able to reobtain FAA authority.

     While we believe that Aviall Services possesses all required domestic and foreign governmental certifications, the revocation or limitation of its FAA repair authority would have a material adverse effect on its overhaul, repair and final assembly operations. In addition, we may be forced to incur unanticipated costs to adapt Aviall Services' overhaul, repair and final assembly operations to any changes in FAA regulations. Moreover, for purposes of their own compliance with FAA requirements, some of our customers may require us to certify that our facilities, products and services meet certain standards and specifications. If we fail to meet these certification requirements or fail to maintain our certified status with one or more of our customers, our reputation could be harmed and our growth hindered.

  IF WE IMPROPERLY SHIP HAZARDOUS MATERIALS, WE COULD INCUR SUBSTANTIAL FINES OR DAMAGES.

     The FAA exercises regulatory jurisdiction over the shipment of hazardous materials by air. Some of the products that we sell contain hazardous materials that are subject to these regulations, such as chemicals, oxygen generators, oxygen bottles and life rafts. We share responsibility with the air carrier for compliance with FAA regulations in shipping hazardous materials by air, and we are primarily responsible for the proper packaging and labeling of these items. If we mislabel or otherwise improperly ship hazardous materials, we may be liable for damage to the aircraft and other property as well as substantial monetary penalties. If any of these events were to occur, they could have a material adverse effect on our business, financial condition, results of operation or the market value of our common stock. The FAA actively monitors the shipment of hazardous materials.

  WE COULD INCUR SIGNIFICANT COSTS AND EXPENSES RELATED TO ENVIRONMENTAL
  PROBLEMS.

     Various federal, state, local and foreign laws and regulations require property owners or operators to pay for the costs of removal or remediation of hazardous or toxic substances located on or emanating from their property. Some of our current operations, such as our battery repair and brake service centers, use small quantities of hazardous or toxic substances in their operations. Some of our previously owned businesses used certain chemicals classified by various federal, state, local and foreign agencies as hazardous substances. We retain certain environmental liabilities related to these businesses for the period prior to their sale. We are involved in various stages of investigation and cleanup to comply with federal, state, local and foreign regulations related to these businesses.

     These same laws and regulations also impose liability on persons who arrange for the disposal or treatment of hazardous or toxic substances for the costs of their removal or remediation at the disposal or treatment facility. These laws and regulations generally impose liability regardless of whether the entity arranging for disposal ever owned or operated the disposal facility.

     We have been named a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act and the Superfund Amendments and Reauthorization Act at five third-party disposal sites to which wastes were allegedly sent by the previous owner of assets used in our discontinued engine services operations. We did not use these identified disposal sites. Accordingly, the previous owner has retained, and has been discharging, all liability associated with the cleanup of these sites pursuant to the sales agreement. Although we could be potentially liable in the event of nonperformance by the previous owner, we do not anticipate nonperformance.

     We have been named a potentially responsible party for certain hazardous waste cleanup at Miami International Airport. We have preliminarily investigated our responsibilities utilizing a local engineering firm in the Miami area. Based on the investigation to date, we believe that our exposure for remediation costs, if any, will not be material. Local authorities are currently researching and negotiating with potentially responsible parties.

     As a past operator of businesses that used hazardous or toxic substances, we may be liable for additional removal or remediation costs, governmental penalties, property damage and related expenses. Payment of any of these costs and expenses could have a material adverse effect on our business, financial condition, results of operations or the market value of our common stock.

  OUR ABILITY TO USE OUR FEDERAL NET OPERATING LOSS CARRYFORWARD IN THE FUTURE COULD BE LIMITED.

     As of December 31, 2001, we had a federal net operating loss carryforward of approximately $137.3 million which substantially expires during 2009 through 2011. If certain substantial changes in our stock ownership should occur, there could be an annual limitation on the amount of our federal net operating loss carryforward that we could utilize.

     During 2001, we issued warrants to the selling stockholders and issued 45,000 shares of our Series B Preferred Stock to certain affiliates of The Carlyle Group. The Series B Preferred Stock was automatically converted into 45,110 shares of our Series D Redeemable Preferred Stock upon stockholder approval of the terms and issuance of the Series D Redeemable Preferred Stock at a special meeting of our stockholders held on March 15, 2002. These issuances did not result in a limitation on the amount of our federal net operating loss carryforward that we could utilize. In addition, the future exercise of the warrants and the conversion of our Series D Redeemable Preferred Stock will not be deemed to be additional changes to our stock ownership, separate and apart from the original issuance of those securities. However, if there are significant additional changes to our equity ownership prior to December 31, 2004, there could be a limitation on our ability to use our federal net operating loss carryforward in the future. A limitation on our ability to use a significant portion of our federal net operating loss carryforward could have a material adverse effect on our financial condition, results of operations or the market value of our common stock.

RISKS RELATED TO OUR COMMON STOCK

  OTHER COMPANIES MAY HAVE DIFFICULTY ACQUIRING US, EVEN IF DOING SO WOULD BENEFIT OUR STOCKHOLDERS.

     Provisions in our restated certificate of incorporation, amended and restated by-laws, preferred share rights plan, the Delaware general corporation law and our agreements with Rolls-Royce could make it more difficult for other companies to acquire us, even if doing so would benefit our stockholders. Our restated certificate of incorporation and amended and restated by-laws contain the following provisions, among others, which may discourage or prevent another company from acquiring us:

     - a staggered board of directors, where our stockholders each year elect only a minority of the directors who serve on our board of directors;

     - a limitation on who may call stockholder meetings;

     - a prohibition on stockholder action by written consent; and

     - advance notification procedures for matters to be brought before stockholder meetings.

     In addition, our preferred share rights plan contains provisions which could require us to issue shares of our preferred stock under certain circumstances, and this could delay, deter or prevent a takeover attempt that our stockholders might consider in their best interests. Furthermore, we are subject to provisions of the Delaware general corporation law that prohibit us from engaging in a business combination with any "interested stockholder." These provisions generally mean that a stockholder who owns more than 15.0% of our voting stock cannot acquire us for a period of three years from the date that the stockholder became an "interested stockholder," unless various conditions are met, such as approval of the transaction by our board of directors. Finally, our agreements with Rolls-Royce contain provisions allowing Rolls-Royce to terminate the agreements in certain cases if we are acquired.

  YOU MAY NOT RECEIVE CASH DIVIDENDS ON YOUR INVESTMENT.

     Our policy has been to reinvest our earnings to fund our future growth. Furthermore, except in limited circumstances, the terms of our indebtedness and our Series D Redeemable Preferred Stock prevent us from declaring, paying or setting aside cash dividends on shares of common stock without the consent of the various parties thereto. Accordingly, we do not anticipate paying cash dividends on shares of our common stock in the foreseeable future.

     THE HOLDERS OF OUR COMMON STOCK WILL SUFFER DILUTION IF THE SERIES D REDEEMABLE PREFERRED STOCK IS CONVERTED INTO SHARES OF COMMON STOCK OR IF THE WARRANTS ARE EXERCISED.

     As of August 1, 2002, we had 18,651,783 shares of common stock outstanding and 47,158 shares of Series D Redeemable Preferred Stock outstanding. As of August 1, 2002, the shares of Series D Redeemable Preferred Stock were convertible into 8,130,687 shares of our common stock at a conversion price of $5.80 per share and were entitled to vote with the common stock on an as-converted basis. In addition, the selling stockholders are entitled to purchase up to 1,750,000 shares of our common stock at a purchase price of $0.01 per share upon exercise of warrants held by them. If the selling stockholders fully exercise their warrants for cash or the holders of our Series D Redeemable Preferred Stock convert their shares into common stock, our common stockholders will experience dilution. The following table illustrates the dilution to the holders of our common stock assuming the warrants were fully exercised for cash and the shares of Series D Redeemable Preferred Stock were converted into shares of common stock on August 1, 2002:

                                       PREFERRED STOCKHOLDERS                       SELLING STOCKHOLDERS
                       ------------------------------------------------------     ------------------------
                                                                 AGGREGATE
                                                  CONVERSION   PURCHASE PRICE
                                    PERCENT OF    PRICE PER     OF PREFERRED                   PERCENT OF
                       SHARES OF      COMMON       SHARE OF      STOCK PLUS       SHARES OF      COMMON
                         COMMON        STOCK        COMMON        DECLARED          COMMON        STOCK
                       STOCK HELD   OUTSTANDING     STOCK        DIVIDENDS        STOCK HELD   OUTSTANDING
                       ----------   -----------   ----------   --------------     ----------   -----------
Prior to exercise of
  warrants and
  conversion of
  preferred stock....          --        --            --       $47,165,243(1)           --         --
After exercise of
  warrants and
  conversion of
  preferred stock....   8,130,687      28.5%        $5.80       $47,165,243(1)    1,750,000        6.1%

                          SELLING STOCKHOLDERS           TOTAL
                       --------------------------     -----------

                       EXERCISE
                       PRICE PER                       SHARES OF
                       SHARE OF      AGGREGATE          COMMON
                        COMMON     PURCHASE PRICE        STOCK
                         STOCK      OF WARRANTS       OUTSTANDING
                       ---------   --------------     -----------
Prior to exercise of
  warrants and
  conversion of
  preferred stock....       --      $11,060,000(2)    18,651,783
After exercise of
  warrants and
  conversion of
  preferred stock....    $0.01      $11,060,000(2)    28,532,470

---------------

(1) Consists of $45.0 million purchase price for preferred stock and declared dividends of approximately $2.2 million paid through June 30, 2002, of which approximately $2.2 million have been paid by issuing additional shares of preferred stock and approximately $7,200 have been paid in cash in lieu of issuing fractional shares of preferred stock.

(2) We issued the warrants to the selling stockholders in connection with the sale of $80.0 million of senior unsecured notes to obtain a lower interest rate on the notes. The purchase agreement for the senior unsecured notes did not allocate the $80.0 million purchase price between the notes and the warrants, which were not issued until March 2002. When the warrants were issued in March 2002, we allocated approximately $11.1 million of the $80.0 million purchase price to the warrants.

                                USE OF PROCEEDS

     We will not receive any proceeds from sales of the shares of common stock by the selling stockholders. All of the net proceeds from sales of the shares of common stock will be retained by the selling stockholders. We will receive up to $17,500 from the exercise of the warrants. Any proceeds we receive from the exercise of the warrants will be added to our working capital and used for general corporate purposes.

                            SELECTED FINANCIAL DATA

     The following table summarizes certain of our selected financial information that has been derived from our audited Consolidated Financial Statements. You should read the information set forth below in conjunction with "Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto included in our Annual Report on Form 10-K as of and for the year ended December 31, 2001.

                                                2001          2000          1999          1998          1997
                                             -----------   -----------   -----------   -----------   -----------
                                                          (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)
Selected Operating Data:
  Net sales(a).............................  $   506,160   $   485,920   $   371,901   $   404,207   $   389,887
  Cost of sales............................      389,466       374,656       276,476       302,604       288,863
  Cost of sales -- inventory and intangible
    writedowns(b)..........................        6,977            --         1,559            --            --
  Gross profit.............................      109,717       111,264        93,866       101,603       101,024
  Selling and administrative expenses(c)...       90,107        84,765        75,987        69,361        71,739
  Unusual gain (loss)(d)...................       (2,810)           --        (4,470)           --         1,436
  Interest expense.........................       10,291         8,407         3,345         2,681         3,201
  Provision (benefit) for income
    taxes(e)(f)............................        3,046         7,526         4,949       (32,175)        1,096
  Earnings from continuing operations(e)...        3,463        10,566         5,115        61,736        26,424
  Earnings from discontinued
    operations(g)..........................          322         1,062         4,588         2,821         2,673
  Earnings before extraordinary loss.......        3,785        11,628         9,703           n/a           n/a
  Adjusted earnings before extraordinary
    loss(k)................................        5,701        13,544        11,932           n/a           n/a
  Extraordinary loss(h)....................       (1,026)           --            --            --            --
  Net earnings(b)(c)(d)(e)(f)(g)(h)........        2,759        11,628         9,703        64,557        29,097
  Adjusted net earnings(k).................  $     4,675   $    13,544   $    11,932           n/a           n/a
                                             ===========   ===========   ===========   ===========   ===========
Other Financial Data:
  Net cash (used for) provided by operating
    activities.............................  $   (93,388)  $     7,668   $   (11,980)  $    20,252   $    10,111
  Net cash (used for) provided by investing
    activities.............................      (37,008)      (16,581)      (21,089)       (9,370)        7,762
  Net cash (used for) provided by financing
    activities.............................      128,057        12,393        31,318       (15,302)      (14,508)
  Total assets.............................      533,229       395,451       340,640       304,646       259,392
  Total debt...............................      200,854        90,422        78,011        45,628        36,560
  Convertible redeemable preferred stock...       40,161            --            --            --            --
  Total debt to total capital(i)...........        50.76%        32.05%        30.33%        21.30%        22.30%
                                             ===========   ===========   ===========   ===========   ===========
Basic Net Earnings Per Share Data:
  Earnings from continuing operations......  $      0.18   $      0.58   $      0.28   $      3.22   $      1.34
  Earnings from discontinued operations....         0.02          0.06          0.25          0.15          0.14
  Extraordinary loss.......................        (0.06)           --            --            --            --
                                             -----------   -----------   -----------   -----------   -----------
  Net earnings(b)(c)(d)(e)(f)(g)(h)........         0.14          0.64          0.53          3.37          1.48
  Adjusted net earnings(k).................         0.25          0.74          0.65           n/a           n/a
                                             -----------   -----------   -----------   -----------   -----------
Weighted average common shares.............  $18,380,975   $18,313,401   $18,222,526   $19,150,869   $19,711,105
                                             ===========   ===========   ===========   ===========   ===========
Diluted Net Earnings Per Share Data:(j)
  Earnings from continuing operations......  $      0.18   $      0.58   $      0.28   $      3.17   $      1.32
  Earnings from discontinued operations....         0.02          0.06          0.25          0.15          0.13
  Extraordinary loss.......................        (0.06)           --            --            --            --
                                             -----------   -----------   -----------   -----------   -----------
  Net earnings(b)(c)(d)(e)(f)(g)(h)........         0.14          0.64          0.53          3.32          1.45
  Adjusted net earnings(k).................  $      0.25   $      0.74   $      0.65           n/a           n/a
                                             -----------   -----------   -----------   -----------   -----------
Weighted average common and dilutive
  potential common shares..................  $18,718,979   $18,337,161   $18,474,038   $19,466,419   $20,061,205
                                             ===========   ===========   ===========   ===========   ===========

---------------

(a) Net sales for the years 1999, 1998 and 1997 have been restated as a result of the implementation of EITF 00-10 in 2000.

(b) In 2001, the inventory and intangible writedowns primarily related to the aviation industry changes resulting from the September 11th terrorist attacks. In 1999, the inventory writedown was for discontinued product lines. Both amounts were originally shown as unusual items and have been reclassified to cost of sales.

(c) In 2001, we expensed $1.4 million, which was included in selling and administrative expenses, related to the relocation of our Dallas, Texas facility.

(d) The unusual loss in 2001 consists of unfavorable leases and doubtful accounts related to the downturn in the economy after the events of September 11th and costs related to our new capital structure. The unusual loss in 1999 resulted from costs incurred for the strategic review process and executive severance pay. The 1997 unusual gain resulted from the repayment of a discounted note. Amounts previously disclosed in unusual items for inventory and intangible writedowns have been reclassified to cost of sales.

(e) Earnings from continuing operations and net earnings in 1998 included a $32.2 million tax benefit due to the release of a $33.5 million deferred tax valuation allowance offset by provisions of certain U.S. state and foreign taxes.

(f) Our cash payments for taxes are substantially below reported tax expense due to our use of net operating losses, which are not expected to be fully utilized for several years.

(g) In January 1996, we announced our intention to exit certain businesses and, accordingly, reported these businesses as discontinued operations. The earnings from discontinued operations resulted from changes in estimates for certain retained liabilities.

(h) The extraordinary loss in 2001 resulted from the write-off of unamortized financing costs in connection with refinancing our senior credit facility.

(i)   Total capital consists of total debt and shareholders' equity.

(j) Diluted net earnings per share were not dilutive, or lower than basic, in 2001. Therefore, diluted net earnings per share for 2001 is presented equal to basic net earnings per share.

(k) Effective January 1, 2002, we adopted the provisions of Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. The statement eliminates amortization of goodwill and intangible assets with indefinite lives and requires a transitional impairment test of these assets within six months of the date of adoption and an annual impairment test thereafter and in certain circumstances. We have completed the transitional impairment tests of goodwill as of January 1, 2002, and no impairment was noted. The following table presents earnings and earnings per share, as adjusted for goodwill amortization recognized in periods prior to our adoption of SFAS 142:

                                                            2001       2000       1999
                                                           -------   --------   --------
                                                           (DOLLARS IN THOUSANDS, EXCEPT
                                                                    SHARE DATA)
Reported net earnings....................................  $2,759    $11,628    $ 9,703
Add: Goodwill amortization...............................   1,916      1,916      2,229
                                                           ------    -------    -------
Adjusted net earnings....................................  $4,675    $13,544    $11,932
                                                           ======    =======    =======
Basic net earnings per share:
  Reported net earnings..................................  $ 0.14    $  0.64    $  0.53
  Goodwill amortization..................................    0.11       0.10       0.12
                                                           ------    -------    -------
Adjusted net earnings....................................  $ 0.25    $  0.74    $  0.65
                                                           ======    =======    =======

                                                            2001       2000       1999
                                                           -------   --------   --------
                                                           (DOLLARS IN THOUSANDS, EXCEPT
                                                                    SHARE DATA)
Diluted net earnings per share:
  Reported net earnings..................................  $ 0.14    $  0.64    $  0.53
  Goodwill amortization..................................    0.11       0.10       0.12
                                                           ------    -------    -------
Adjusted net earnings....................................  $ 0.25    $  0.74    $  0.65
                                                           ======    =======    =======

                              SELLING STOCKHOLDERS

     The following table identifies the selling stockholders, the number and percentage of shares of common stock beneficially owned by the selling stockholders before this offering, the number of shares of common stock that the selling stockholders may offer or sell in this offering, and the number and percentage of shares of common stock beneficially owned by the selling stockholders after this offering, assuming they sell all of the shares that may be sold by them in this offering. We have prepared this table based upon information furnished to us by or on behalf of the selling stockholders. Based on the information provided to us by or on behalf of the selling stockholders, no selling stockholder beneficially owns any shares of common stock other than the shares listed below.

                                                                                    SHARES OF COMMON STOCK
                                         SHARES OF COMMON STOCK BENEFICIALLY       BENEFICIALLY OWNED AFTER
                                              OWNED BEFORE THE OFFERING                  THE OFFERING
                                       ----------------------------------------   --------------------------
                                        NUMBER OF                                  NUMBER OF
                                          SHARES                    NUMBER OF        SHARES
                                       BENEFICIALLY   PERCENT OF   SHARES BEING   BENEFICIALLY   PERCENT OF
NAME OF SELLING STOCKHOLDER              OWNED(1)      CLASS(2)     OFFERED(3)      OWNED(4)     CLASS(2)(4)
---------------------------            ------------   ----------   ------------   ------------   -----------
Blackstone Mezzanine Holdings L.P.(5)      32,812           *         32,812              --          --
Blackstone Mezzanine Partners L.P.(5)     514,063         2.7%       514,063              --          --
Carlyle High Yield Partners, L.P.(6)    8,393,187        31.0%       262,500       8,130,687        30.4%
J. H. Whitney Mezzanine Fund, L.P.(7)     424,375         2.2%       424,375              --          --
Lerner Enterprises, L.P.(8)                16,406           *         16,406              --          --
Oak Hill Securities Fund II, L.P.(9)       76,562           *         76,562              --          --
Oak Hill Securities Fund, L.P.(10)         76,563           *         76,563              --          --
P & PK Family Limited Partnership(8)        5,469           *          5,469              --          --
Whitney Limited Partner Holdings,
  LLC(11)                                  13,125           *         13,125              --          --
Whitney Private Debt Fund, L.P.(12)       328,125         1.7%       328,125              --          --

---------------

  *  Less than one percent.

 (1) Represents the shares of common stock that the selling stockholders may acquire by exercising the warrants. With respect to Carlyle High Yield Partners, L.P., the number of shares beneficially owned also represents the shares of common stock that Carlyle High Yield Partners, L.P. and certain of its affiliates may acquire upon conversion of the shares of our Series D Redeemable Preferred Stock outstanding as of August 1, 2002.

 (2) Computed based on 18,651,783 shares of common stock outstanding as of August 1, 2002. Percentage ownership has been calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

 (3) Represents the shares of common stock that the selling stockholders may acquire by exercising the warrants. Registration of the shares of common stock does not mean that all or any portion of these shares will be offered or sold by the selling stockholders pursuant to this prospectus.

 (4) Assumes that the selling stockholders sell all of the shares of common stock covered by this prospectus.

 (5) Blackstone Mezzanine Management Associates, L.L.C. is the general partner of Blackstone Mezzanine Associates L.P., which is the general partner of each of Blackstone Mezzanine Holdings L.P. and Blackstone Mezzanine Partners L.P. Accordingly, Blackstone Mezzanine Management Associates, L.L.C. may be deemed to beneficially own the shares of common stock that may be purchased by Blackstone Mezzanine Holdings L.P. and Blackstone Mezzanine Partners L.P. upon the exercise of warrants held by them. Peter
     G. Peterson and Stephen A. Schwarzman are the founding members of Blackstone Mezzanine Management Associates, L.L.C. and, in such capacity, may be deemed to share beneficial ownership of shares of common stock beneficially owned by each of Blackstone Mezzanine Holdings L.P. and Blackstone Mezzanine Partners L.P. Such individuals disclaim any such beneficial ownership, except to the extent of their individual pecuniary interest in such securities.

 (6) The shares of common stock beneficially owned by Carlyle High Yield Partners, L.P. and certain of its affiliates include: (i) 6,957,068 shares of common stock issuable upon conversion of 40,351 shares of Series D Redeemable Preferred Stock owned of record by Carlyle Partners III, L.P.,
     (ii) 586,896 shares of common stock issuable upon conversion of 3,404 shares of Series D Redeemable Preferred Stock owned of record by CP III Coinvestment, L.P., (iii) 406,206 shares of common stock issuable upon conversion of 2,356 shares of Series D Redeemable Preferred Stock owned of record by Carlyle High Yield Partners, L.P., (iv) 180,517 shares of common stock issuable upon conversion of 1,047 shares of Series D Redeemable Preferred Stock owned of record by Carlyle-Aviall Partners II, L.P. and (v) 262,500 shares of common stock issuable upon exercise of a warrant held by Carlyle High Yield Partners, L.P. TC Group III, L.P. is the sole general partner of Carlyle Partners III, L.P., CP III Coinvestment, L.P. and Carlyle-Aviall Partners II, L.P. TC Group III, L.L.C. is the sole general partner of TC Group III, L.P. TCG High Yield, L.L.C. is the sole general partner of Carlyle High Yield Partners, L.P. TCG High Yield Holdings, L.L.C. is the sole managing member of TCG High Yield, L.L.C. TC Group, L.L.C. is the sole managing member of TC Group III, L.L.C. and TCG High Yield Holdings, L.L.C. TCG Holdings, L.L.C. is the sole managing member of TC Group, L.L.C. Accordingly, (i) TC Group III, L.P. and TC Group III, L.L.C. each may be deemed to be a beneficial owner of shares of common stock and Series D Redeemable Preferred Stock owned of record by each of Carlyle Partners III, L.P., CP III Coinvestment, L.P. and Carlyle-Aviall Partners II, L.P.; (ii) TCG High Yield, L.L.C. and TCG High Yield Holdings, L.L.C. each may be deemed to be a beneficial owner of shares of common stock and Series D Redeemable Preferred Stock owned of record by Carlyle High Yield Partners, L.P. and (iii) TC Group, L.L.C. and TCG Holdings, L.L.C. each may be deemed to be a beneficial owner of shares of common stock and Series D Redeemable Preferred Stock owned of record by each of Carlyle Partners III, L.P., CP III Coinvestment, L.P., Carlyle-Aviall Partners II, L.P. and Carlyle High Yield Partners, L.P. William E. Conway, Jr., Daniel A. D'Aniello and David M. Ruberstein are managing members of TCG Holdings, L.L.C. and, in such capacity, may be deemed to share beneficial ownership of shares of common stock beneficially owned by TCG Holdings, L.L.C. Such individuals expressly disclaim any such beneficial ownership. The principal address and principal offices of TCG Holdings, L.L.C. and certain affiliates is c/o The Carlyle Group, 1001 Pennsylvania Avenue, N.W., Suite 220 South, Washington, D.C. 20004-2505.

 (7) Whitney GP, L.L.C. is the sole general partner of J.H. Whitney Mezzanine Fund, L.P. Peter M. Castleman, Michael R. Stone, William Laverack, Jr., Jeffrey R. Jay, Daniel J. O'Brien, James H. Fordyce and Joseph D. Carrabino, Jr. are managing members of Whitney GP, L.L.C. Accordingly, each of them may be deemed to share beneficial ownership of the securities owned by J.H. Whitney Mezzanine Fund. L.P., although each of them disclaims such beneficial ownership, except to the extent of his pecuniary interest in J.H. Whitney Mezzanine Fund, L.P.

 (8) Oak Hill Asset Management, Inc. is the investment advisor to each of Lerner Enterprises, L.P. and P & PK Family Limited Partnership. By virtue of the investment advisory agreements between Oak Hill Asset Management, Inc. and each of Lerner Enterprises, L.P. and P & PK Limited Partnership, Oak Hill Asset Management, Inc. may be deemed to share, directly or indirectly, voting and/or investment power over the shares of common stock that may be purchased by Lerner Enterprises,

     L.P. and P & PK Family Limited Partnership upon the exercise of warrants held by them. Glenn R. August is the sole stockholder of Oak Hill Asset Management, Inc. and, in such capacity, may be deemed to share, directly or indirectly, voting and/or investment power over shares of common stock beneficially owned by each of Lerner Enterprises, L.P. and P & PK Family Limited Partnership.

 (9) Oak Hill Securities MGP II, Inc. is the general partner of Oak Hill Securities GenPar II L.P., which is the general partner of Oak Hill Securities Fund II, L.P. Accordingly, Oak Hill Securities MGP II, Inc. may be deemed to share, directly or indirectly, voting and/or investment power over the shares of common stock that may be purchased by Oak Hill Securities Fund II, L.P. upon the exercise of warrants held by it. Glenn R. August is the sole stockholder of Oak Hill Securities MGP II, Inc. and, in such capacity, may be deemed to share, directly or indirectly, voting and/or investment power over shares of common stock beneficially owned by Oak Hill Securities Fund II, L.P.

(10) Oak Hill Securities MGP, Inc. is the general partner of Oak Hill Securities GenPar L.P., which is the general partner of Oak Hill Securities Fund, L.P. Accordingly, Oak Hill Securities MGP, Inc. may be deemed to share, directly or indirectly, voting and/or investment power over the shares of common stock that may be purchased by Oak Hill Securities Fund, L.P. upon the exercise of warrants held by it. Glenn R. August is the sole stockholder of Oak Hill Securities MGP, Inc. and, in such capacity, may be deemed to share, directly or indirectly, voting and/or investment power over shares of common stock beneficially owned by Oak Hill Securities Fund, L.P.

(11) Michael R. Stone and Daniel J. O'Brien are managing members of Whitney Limited Partner Holdings, LLC. Accordingly, each of them may be deemed to share beneficial ownership of the securities owned by Whitney Limited Partner Holdings, LLC, although each of them disclaims such beneficial ownership, except to the extent of his pecuniary interest in Whitney Limited Partner Holdings, LLC.

(12) Whitney Private Debt GP, LLC, is the sole general partner of Whitney Private Debt Fund, L.P. Peter M. Castleman, Michael R. Stone, William Laverack, Jr., Jeffrey R. Jay, Daniel J. O'Brien, James H. Fordyce, Joseph
     D. Carrabino, Jr., Julian Allen, Michael B. DeFlorio, John C. Hockin, Stephen E. Rodgers, Paul R. Vigano and Robert E. Williams, Jr. are managing members of Whitney Private Debt GP, LLC. Accordingly, each of them may be deemed to share beneficial ownership of the securities owned by Whitney Private Debt Fund, L.P., although each of them disclaims such beneficial ownership, except to the extent of his pecuniary interest in Whitney Private Debt Fund, L.P.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The SEC allows us to "incorporate by reference" into this prospectus the information that we regularly file with the SEC. This means that we can disclose important information to you by referring to the documents that we have filed with the SEC which contain this important information. The information incorporated by reference into this prospectus is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference into this prospectus the following documents:

     - our Annual Report on Form 10-K for the year ended December 31, 2001, filed with the SEC on March 28, 2002;

     - our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002, filed with the SEC on May 14, 2002, and amended on May 15, 2002;

     - our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002, filed with the SEC on August 14, 2002;

     - the description of our capital stock appearing under the heading "Description of Capital Stock" contained in our Registration Statement on Form 10 (Commission File No.: 1-12380), filed with the SEC on September 24, 1993 and amended on November 4, 1993, November 19, 1993, November 30, 1993, December 22, 1993 and May 30, 2002; and

     - all documents filed by us with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, subsequent to the date of this prospectus and prior to the termination of the effectiveness of the registration statement of which this prospectus is a part.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and we file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy, at prescribed rates, our annual, quarterly and current reports, proxy statements and other information filed with the SEC at the SEC's Public Reference Room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 to obtain further information about the operation of the Public Reference Room. In addition, you may read and obtain copies of our annual, quarterly and current reports, proxy statements and other information filed with the SEC by visiting the SEC's website at http://www.sec.gov. Copies of our annual, quarterly and current reports, proxy statements and other information filed with the SEC are also available at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     This prospectus is part of a registration statement on Form S-3 that we have filed with the SEC under the Securities Act of 1933, as amended, and omits certain information contained in this registration statement as permitted by the SEC's rules and regulations. We have also filed exhibits and schedules with this registration statement that are omitted from this prospectus as permitted by the SEC's rules and regulations. You may read and copy, at prescribed rates, this registration statement (including the exhibits and schedules attached thereto) by visiting the Public Reference Room, the SEC's website or the offices of the New York Stock Exchange.

     In addition, you can obtain any of the documents incorporated by reference into this prospectus through us. Documents incorporated by reference into this prospectus are available from us without charge, excluding any exhibits or schedules to those documents that we do not specifically incorporate by reference into this prospectus. You can request a copy of the documents incorporated by reference into this prospectus by writing or calling us at the following address or telephone number:

                                  Aviall, Inc.
                             2750 Regent Boulevard
                            DFW Airport, Texas 75261
                        Attention: Shareholder Services
                           Telephone: (972) 586-1000

                              PLAN OF DISTRIBUTION

     The selling stockholders, or their pledgees, donees, transferees or any of their successors in interest may sell from time to time the shares of common stock covered by this prospectus. The selling stockholders may sell the shares of common stock in one or more transactions at market prices prevailing at the time of sale, at prices related to prevailing market prices or at privately negotiated prices. The selling stockholders may sell from time to time the shares of common stock through one or more of the following transactions:

     - transactions on the New York Stock Exchange, on any other national securities exchange or in the over-the-counter market on which shares of our common stock may be listed or quoted at the time of any sale;

     - block trades in which a broker or dealer will attempt to sell the shares of common stock as agent for the selling stockholders, but may take a position and resell a portion of the block as principal to facilitate the transaction;

     - ordinary brokerage transactions and transactions in which a broker or dealer solicits purchasers;

     - privately negotiated transactions with purchasers, underwriters, brokers or dealers;

     - transactions in connection with short sales of the shares of common stock;

     - transactions involving the writing of options on the shares of common stock which may be listed on an options exchange or otherwise;

     - transactions involving the pledge of the shares of common stock to secure debt or other obligations;

     - hedging transactions;

     - to the extent required to be registered, transactions involving the distribution of the shares of common stock by any selling stockholder to its partners, members or securityholders; or

     - any combination of the transactions identified above.

     In effecting sales of the shares of common stock covered by this prospectus, underwriters, brokers, dealers or agents may receive compensation from the selling stockholders, purchasers of these shares for whom they may act as agents or principals, or both, in the form of discounts, concessions or commissions. These discounts, concessions or commissions as to any particular underwriter, broker, dealer or agent may be in excess of those discounts, concessions or commissions that are customary in the types of transactions involved. The selling stockholders, underwriters, brokers, dealers or agents that participate in the distribution of the shares of common stock may be deemed to be "underwriters" under the Securities Act of 1933, as amended, and any discounts, concessions or commissions received by them from the selling stockholders or purchasers of these shares from whom they may act as agents or principals and any profit received on sales of the shares of common stock may be deemed to be underwriting discounts or commissions under the Securities Act of 1933, as amended.

     The selling stockholders may also sell all or a portion of the shares of common stock covered by this prospectus in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, as amended, provided that any such sales meet the criteria of and otherwise conform to the requirements of Rule 144.

     The selling stockholders and other persons participating in the sale or distribution of the shares of common stock covered by this prospectus will be subject to the applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including Regulation M. Regulation M may limit the timing of purchases and sales of the shares of common stock covered by this prospectus by the selling stockholders and any other person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the shares of common stock covered by this prospectus to engage in market-making activities with respect to such shares for a period of up to five business days before such distribution. These restrictions may affect the marketability of the shares of common stock covered by this prospectus and the ability of any person to engage in market-making activities with respect to such shares.

     Blackstone Mezzanine Holdings L.P. and Blackstone Mezzanine Partners L.P. are affiliates of broker-dealers, and each of these selling stockholders acquired its shares of common stock in the ordinary course of its business. At the time each of these selling stockholders acquired its shares of common stock, neither of them had any agreements or understandings, directly or indirectly, with any person to distribute its shares of common stock.

     We entered into a registration rights agreement for the benefit of the selling stockholders pursuant to which we registered the shares of common stock covered by this prospectus under applicable federal and state securities laws. This agreement also provides that we will indemnify the selling stockholders, their directors, officers and controlling persons, for certain liabilities, including liabilities under the Securities Act of 1933, as amended, and that the selling stockholders will indemnify us and our directors, officers and controlling persons for certain liabilities, including liabilities under the Securities Act of 1933, as amended. The offering of the shares of common stock will terminate on the date on which all of the shares of common stock have been sold by the selling stockholders.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of common stock covered by this prospectus is being passed upon for us by our lawyers, Haynes and Boone, LLP, Dallas, Texas.

                                    EXPERTS

     The consolidated financial statements and financial statement schedule incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

            CAUTIONARY LANGUAGE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains "forward-looking statements" concerning our business, operations and financial performance and condition. When we use the words "estimates," "expects," "forecasts," "anticipates," "projects," "plans," "intends," "believes" and variations of such words or similar expressions in this prospectus, we intend to identify forward-looking statements.

     We have based our forward-looking statements on our current assumptions and expectations about future events. We have expressed our assumptions and expectations in good faith, and we believe that there is a reasonable basis for them. However, our assumptions and expectations may not prove to be accurate.

     A number of risks and uncertainties could cause our actual results to differ materially from the forward-looking statements contained in this prospectus. These risks, uncertainties and other important factors include, without limitation, those described under "Risk Factors" as well as:

     - loss of key suppliers or significant customers;

     - termination or curtailment of material contracts;

     - changes in demand or prevailing market prices for the products and services we sell;

     - changes in economic conditions;

     - increased competition;

     - failure to execute or realize anticipated benefits from new agreements;

     - changes in our business strategy or development plans;

     - changes in government regulations and policies;

     - limited operational flexibility due to our substantial leverage;

     - foreign currency fluctuations and devaluations and political instability in our foreign markets; and

     - changes in the aviation and insurance industries resulting from the September 11, 2001 terrorist attacks.

     Other factors may cause our actual results to differ materially from the forward-looking statements contained in this prospectus. These forward-looking statements speak only as of the date of this prospectus and except as required by law, we do not undertake any obligation to publicly update or revise our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements.